EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended March 31,
(dollar amounts in thousands)	2016	2015
Pretax income before adjustment for income from unconsolidated subsidiaries	$38,227	$14,122
Add:
Fixed charges	8,242	7,257
Adjusted pretax income	$46,469	$21,379
Fixed charges:
Interest expense	$6,286	$5,698
Estimate of interest within rental expense	1,956	1,559
Total fixed charges	$8,242	$7,257
Ratio of earnings to fixed charges	5.6	2.9